

July 14, 2006

**via U.S. mail and facsimile**

Mr. Brian R. Gamache
Chief Executive Officer
WMS Industries, Inc.
800 South Northpoint Boulevard
Waukegan, IL  60085

> **RE:   WMS Industries, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2005**
> **Form 10-Q for the fiscal quarters ended March 31, 2006, December 31, 2005, and September 30, 2005**
> **File No. 1-8300**

Dear Mr. Gamache:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief